                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2006

Commission File Number: 000-51509

                            POINTS INTERNATIONAL LTD.

                           179 John Street, 8th Floor
                                Toronto, Ontario
                                     M5T 1X4


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40 F.     Form 20-F [ ]   Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

                                                      Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K- in paper as permitted by Regulation S-TRule 101(b)(7):

                                                      Yes[ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                      Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
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                                   SIGNATURE:

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          POINTS INTERNATIONAL LTD.

January 11, 2006

                                          By: /s/ Steve Yuzpe
                                              -----------------------
                                              Mr. Steve Yuzpe
                                              Chief Financial Officer
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                                       -2-


                                  EXHIBIT INDEX

Exhibit    Description of Exhibit
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
1          Press Release - Points International to Present at the 8th Annual ICR
           XChange Investor Conference on Friday, January 13th